September 23, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Top Wealth Group Holding Limited
Registration Statement on Form F-1
Filed September 18, 2025 File No. 333-290351

Ladies and Gentlemen:

On behalf of our client, Top Wealth Group Holding Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 22, 2025, with respect to Registration Statement on Form F-1 (“F-1”) filed on September 18, 2025 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form F-1

Cover Page

1.	We note the cross-reference to a risk factor in the nineteenth paragraph of the cover page. However, the filing does not appear to include the risk factor. Please advise or revise.

Response: In response to the Staff’s comment, the Company has revised the heading of the risk factor on the Cover Page and Page 13 to match with the cross-referenced risk factor on page 29.

2.	Please identify the placement agent in your next amendment.

Response: In response to the Staff’s comment, the identity of the placement agent will be disclosed in a future amendment to the F-1.

Overview, Page 2

3.	We note the disclosure on page 4 that on July 17, 2025 that the company issued a press release announcing the approval of a proposed 1-for-90 share consolidation of the company’s Class A Ordinary Shares and Class B Ordinary Shares, at the opening of trading on July 21, 2025, the Class A Ordinary Shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol, and that the objective of the share consolidation was to enable the company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain listing on the Nasdaq Capital Market. Please ensure that you have updated the disclosure throughout your filing about listing on the Nasdaq Capital Market. In this regard, we note the disclosure on page 33 that on December 9, 2024, the company received a notice from Nasdaq about the failure to comply with the minimum closing bid price requirement and that the company has until June 9, 2025 to regain compliance with Nasdaq’s minimum bid price requirement.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on page 33.

Regulatory Developments in the PRC, page 5

4.	We note your response to prior comment 4. Please specifically discuss risks arising from the legal system in China, including the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 5 and 6.

If we fail to meet applicable listing requirements, page 33

5.	We note a recent proposal by the Nasdaq to amend its listing standards may impose additional hurdles for companies operating principally in China (including Hong Kong and Macau) and that these proposed changes include an accelerated process for suspending and delisting companies with a listings deficiency that also have a market value of listed securities below $5 million. Please revise your risk factor to address the potential effects this proposal could have on your ability to maintain a listing on the Nasdaq National Capital Market Exchange.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 33 and 34.

6.	Please expand the disclosure about Nasdaq delisting to discuss whether and how the offering will affect your ability to regain and/or maintain compliance with the listing rules.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 33 and 34.

Should the Staff have any questions concerning this submission or require any additional information, please contact our counsel Mr. Herman Lee at hlee@loeb.com or +852 6306 1150.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence Venick
Partner